UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2005.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   AUGUST 15, 2005                    /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                          American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

                         NEWS RELEASE - AUGUST 15, 2005

                               2ND QUARTER RESULTS

IMA EXPLORATION INC. (IMR:TSX-V) is pleased to provide the interim financial results of the Company for the quarter ended June 30, 2005:


                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

EXPENSES
Administrative and management services                   40,078          48,122          72,314          92,258
Corporate development and investor relations            195,442          78,587         295,471         137,856
Depreciation                                                  -           2,904               -           5,748
General exploration                                      76,032          76,760          95,065         115,036
Office and sundry                                        47,731          18,162          94,025          35,203
Printing                                                  6,698           9,510          27,255          20,373
Professional fees                                       273,093         207,058         588,317         307,458
Rent, parking and storage                                26,469          20,138          47,503          34,553
Salaries and employee benefits                          132,385          51,557         265,460         137,154
Stock based compensation                                      -               -       1,800,000       1,871,360
Telephone and utilities                                  13,292           7,796          28,021          14,069
Transfer agent and regulatory fees                       75,628          26,060         105,445          39,656
Travel and accommodation                                 74,309          55,204         145,989          75,769
Cost recoveries                                               -         (19,154)              -        (33,221)
                                                   ------------    ------------    ------------    ------------
                                                        961,157         582,704       3,564,865       2,853,272
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (961,157)       (582,704)     (3,564,865)     (2,853,272)
                                                   ------------    ------------    ------------    ------------
OTHER EXPENSE (INCOME)
Provision on marketable securities                            -         132,000               -         132,000
Foreign exchange                                         44,221         (53,560)         23,714        (102,704)
Gain on disposition of mineral property and
    deferred costs                                            -        (313,801)              -        (313,801)
Reorganization costs                                          -         149,589               -         349,589
Interest and other income                               (31,428)        (30,911)        (60,796)        (51,591)
                                                   ------------    ------------    ------------    ------------
                                                         12,793        (116,683)        (37,082)         13,493
                                                   ------------    ------------    ------------    ------------
LOSS FROM CONTINUING OPERATIONS                        (973,950)       (466,021)     (3,527,783)     (2,866,765)
Loss allocated to spin-off assets                             -        (355,252)              -        (131,231)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (973,950)       (821,273)     (3,527,783)     (2,997,996)
DEFICIT - BEGINNING OF PERIOD                       (32,297,003)    (19,754,086)    (29,597,304)    (17,577,363)
DISTRIBUTION OF EQUITY ON
    SPIN-OFF OF ASSETS (Note 2)                               -               -        (145,866)              -
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (33,270,953)    (20,575,359)    (33,270,953)    (20,575,359)
                                                   ============    ============    ============    ============


                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $



BASIC AND DILUTED LOSS PER COMMON
    SHARE FROM CONTINUING OPERATIONS                     $(0.02)         $(0.01)         $(0.08)         $(0.07)
                                                   ============    ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.02)         $(0.02)         $(0.08)         $(0.08)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        45,479,724      40,080,048      44,937,274      39,062,276
                                                   ============    ============    ============    ============

RESULTS OF OPERATIONS

The Company's operating expenses for the six months ended June 30, 2005 were $3,564,865 an increase of $711,593 from $2,853,272 in the 2004 period. $339,519 of the 2004 operating expenses had been reclassified as "Loss Allocated to Spin-Off Assets" which relate to the assets transferred to Golden Arrow. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on the basis of the nature of the income or expense.

Professional fees increased $280,859 to $588,317 in the 2005 period, primarily due to legal costs incurred in connection with the Aquiline legal action as well as increased costs of compliance. In the 2005 period the Company recorded a non-cash expense of $1,800,000 for stock based compensation for stock options granted to its employees and directors, a decrease of $71,360 from 2004. Other notable changes in the operating expenses are: (i) Salaries increased $128,306 due to staff increases (salaries in 2005 are a portion of the monthly fee charged for services by the Grosso Group while in 2004 the Company directly employed its staff); (ii) Travel increased $70,220 due to travel to conferences as well as to South America; (iii) there are no cost recoveries (for shared administrative costs and rent) from Amera Resources Corporation or Golden Arrow in the 2005 period; (iv) Corporate development and investor relations increased $157,615, as the Company has made its shareholders and others more aware of its Navidad project and its potential, (v) Office and Sundry increased $58,822 mainly due to the increase in insurance premiums and increase in activity, (vi) Transfer agent and regulatory fees increased $65,789 mainly due to the costs of the Company's listing on the American Stock Exchange - AMEX.

In the 2005 period the Company recorded interest income of $60,796 compared to $50,591 in the 2004 period. In the 2004 period the Company recorded reorganization costs of $349,589, there were no reorganization costs recorded in 2005. No gain or loss was allocated to spin-off assets in 2005, in 2004 a loss of $131,231 was recorded.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at June 30, 2005 was $4,763,797, a decrease of $2,787,459 from June 30, 2004. During the six months ended June 30, 2005, options and warrants were exercised which resulted in cash proceeds of $4,215,145. The Company paid $145,866 to Golden Arrow from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration and development work. The expanded work for Phase III of the Navidad project has been approved in the amount of $2,000,000. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of Navidad. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.

ON BEHALF OF THE BOARD

/s/ JOSEPH GROSSO
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 15